[redacted]

07027280

TRILOGY
ENERGY TRUST

400, 332 6TH AVE. SW, CALGARY, ALBERTA, T2P 0B2
PHONE: (403) 290-2900 FAX: (403) 263-8915

September 17, 2007

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 24 2007
WASH. D.C.
200

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release Dated September 17, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

dw 10/17

GLY/kp
Enclosures

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

September 17, 2007

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES SEPTEMBER DISTRIBUTION AND REINSTATEMENT OF DISTRIBUTION REINVESTMENT PLAN

Trilogy Energy Trust ("Trilogy" or the "Trust") (TSX – TET.UN) announces that its cash distribution for September 2007 will be $0.10 per Trust Unit. The distribution is payable on October 15, 2007 to unitholders of record on October 1, 2007. The ex-distribution date is September 27, 2007. The Trust expects to make monthly distributions of $0.10 per Trust Unit for the remainder of 2007, based on current commodity price forecasts for petroleum and natural gas, current production forecasts, expected participation in the Trust's Distribution Reinvestment Plan and assumptions regarding royalties and expenses.

Trilogy also announces that it has reinstated its Distribution Reinvestment Plan (the "Plan"). The Plan provides eligible unitholders with the opportunity to reinvest their cash distributions on each distribution payment date, in additional trust units at a price equal to 95% of the average market price. Average market price is defined in the Plan to be the volume weighted average trading price of the units on the Toronto Stock Exchange for the ten normal trading days preceding the distribution payment date.

Eligible unitholders may elect to participate in the Plan commencing with the September 2007 distribution, payable on October 15, 2007 to unitholders of record on October 1, 2007.

To participate in the Plan, eligible registered unitholders must fax or otherwise deliver a properly completed and signed Authorization Form to Computershare Trust Company of Canada, at the fax number or address specified in the form. The Plan provides that an Authorization Form must be received by 4:00 p.m. (Toronto time) on the fifth (5th) business day immediately preceding a distribution record date in order for the cash distribution to which the record date relates to be invested under the Plan.

Beneficial unitholders (i.e., owners of units that are held through a nominee) who wish to participate in the Plan should contact the broker, investment dealer, financial institution or other nominee who holds their units to enquire about the applicable enrolment deadline and to request enrolment in the Plan.

Unitholders who had previously enrolled to participate in the Plan prior to its suspension will be required to re-enroll in the manner described above in order to participate in the reinstated Plan.

No commissions, service charges or brokerage fees will be payable by Plan participants in connection with their purchase of units from treasury under the Plan. However, beneficial unitholders who wish to participate in the Plan through the broker, investment dealer, financial

institution or other nominee holding their units should consult that nominee to confirm what fees, if any, the nominee may charge to enroll in the Plan on their behalf or whether the nominee's policies might result in any costs otherwise becoming payable by the beneficial unitholder.

Registered and beneficial unitholders who are not residents of Canada are not eligible to participate in the Plan.

Trilogy reserves the right to limit the amount of equity that will be made available under the Plan on any particular distribution date. Accordingly, participation may be prorated in certain circumstances.

Participation in the Plan does not relieve unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

Copies of the Plan, a series of Questions and Answers, and the Authorization Form will be available on Trilogy's website at www.trilogyenergy.com under the heading "Investor Relations", or directly from Trilogy by calling (403) 290-2900.

Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The trust units of Trilogy have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About the Trust

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains statements concerning distributions to be paid by the Trust and the amount and timing thereof, how distribution levels are set and 2007 forecast production for Trilogy. Such forward-looking statements or information are based on a number of assumptions, including those set forth in this press release, which may prove to be incorrect.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Trust can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward-looking statements or information These risks and uncertainties include but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, risks inherent in the Trust's operations, the Trust's ability to access external sources of debt and equity capital, the Trust's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production, the results of exploration, development and drilling, the Trust's ability to secure adequate product transportation, the Trust's ability to retain and attract

qualified personnel, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in the Trust's capital expenditure levels and plans, changes in environmental and other regulations or the interpretation of such regulations, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
1400, 332 – 6th Avenue S. W.
Calgary, Alberta T2P 0B2
Phone: (403) 290-2900
Fax: (403) 263-8915

END